UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

TEXADA VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

881718 10 0
(CUSIP Number)

JOHN VELTHEER
2957 West 21st Avenue
Vancouver, BC V6L 1K7
(604) 618-9327
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 881718 10 0

1.	Names of Reporting Person:	JOHN VELTHEER
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization:	CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	6,000,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	6,000,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 49%, based on 12,146,667 shares of common stock issued and outstanding

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 881718 10 0

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Texada Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 977 Keith Road, North Vancouver, British Columbia, Canada V7T 1M6.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

JOHN VELTHEER (the “Reporting Person”)

B.	Residence or Business Address:

The residential address of the Reporting Person is 2957 West 21st Avenue, Vancouver, British Columbia, Canada V6L 1K7.

C.	Present Principal Occupation and Employment:

On September 26, 2006, the Reporting Person was appointed the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. The principal executive offices of the Company are located at 977 Keith Road, North Vancouver, British Columbia, Canada V7T 1M6.

John Veltheer is a director of SES Solar Inc. whose principal executive office is located at 129 Route de Saint-Julien, Plan-les-Ouates, Geneva, Switzerland. He is also chief executive officer, secretary, treasurer and a director of Vecten Corporation whose principal executive office is located at Suite 700, 625 Howe Street Vancouver, British Columbia, Canada V6C 2T6. He is also president and director of Iridium Capital Inc. whose principal executive office is located at 2957 W. 21st Avenue, Vancouver, British Columbia, Canada V6L 1K7.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 6,000,000 shares of common stock of the Company from Marc Branson, a director of the Company, on September 26, 2006, for an aggregate purchase price of $9,000. The purchase of the shares of common stock by Dr. Veltheer from Mr. Branson was

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consummated in a private transaction and the consideration for the acquisition has been paid from the personal funds of Dr. Veltheer.

ITEM 4.	PURPOSE OF TRANSACTION

On September 26, 2006, Dr. John Veltheer, as purchaser, and Marc Branson, as seller and president, secretary, treasurer, chief executive officer, chief financial officer and a director of the Company, entered into a share purchase agreement (the “Share Purchase Agreement”) pursuant to which Dr. Veltheer has acquired 6,000,000 shares (the “Shares”) of the Company’s common stock (representing approximately 49% of the 12,146,667 shares of the Company’s common stock issued and outstanding) for an aggregate purchase price of $9,000. The purchase of the Shares by Dr. Veltheer from Mr. Branson was consummated in a private transaction.

Pursuant to the terms of the Share Purchase Agreement, Mr. Branson has resigned as the Company’s President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer and Dr. Veltheer has been appointed in those positions in his place.

As a condition to the closing of the Share Purchase Agreement, Mr. Branson will appoint Dr. Veltheer as a member of the Company's board of directors, and then tender his own resignation from the board of directors.

The resignation of Mr. Branson and Dr. Veltheer’s appointment as a director will not be effective until at least ten (10) days have passed after an Information Statement is mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder.

The purpose or purposes of the acquisition of the Shares by Dr. Veltheer was for investment purposes. Dr. Veltheer is an officer of the Company. Depending on market conditions and other factors, Dr. Veltheer may acquire additional shares of the Company’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Dr. Veltheer also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Dr. Veltheer does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

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(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of September 26, 2006, Dr. Veltheer beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	6,000,000	49%
---------------------------------	----------------	--------------------------------------------------

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of September 26, 2006, there are 12,146,667 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Dr. Veltheer has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

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(c)	Transactions Effected During the Past 60 Days:

Dr. Veltheer has effected the following transactions in the Company’s securities during the 60 days prior to the date of this Statement:

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected
None, other than the purchase of shares described in Items 3 and 4 above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Share Purchase Agreement dated September 26, 2006 between Marc Branson and John Veltheer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2006
_________________________________________ Date

/s/ John Veltheer
_________________________________________ Signature

JOHN VELTHEER
_________________________________________ Name/Title

SHARE PURCHASE AGREEMENT

     THIS SHARE PURCHASE AGREEMENT, dated as of September 25, 2006 (the “Agreement”), is entered into between MARC BRANSON (the “Transferor”) and JOHN VELTHEER (the “Transferee”).

RECITALS

A. The Transferor owns 6,000,000 shares of common stock (the “Shares”) in the capital of TEXADA VENTURES INC. (the “Company”);

B. The Transferor desires to sell, and the Transferee desires to purchase, the Shares from the Transferor, in accordance with the terms of this Agreement;

     NOW THEREFORE, in consideration of the mutual covenants set forth herein, the Transferor and the Transferee hereby agree as follows:

1.	PURCHASE AND SALE OF STOCK

1.1

Purchase and Sale of the Shares. On September 26, 2006 (the “Closing Date”), the Transferor shall sell, transfer, convey, assign and deliver to the Transferee, and the Transferee shall purchase, acquire and accept from the Transferor, the Shares. On the Closing Date, the Transferor will deliver to the Transferee share certificates representing the Shares, duly endorsed for transfer.

1.2	Purchase Price. The purchase price for the Shares shall be $9,000 US, payable to the Transferor on the Closing Date.

2.	CORPORATE GOVERNANCE

2.1

Appointments. On the Closing Date, the Transferor shall appoint the Transferee to the offices of President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer and the Transferor shall resign from those positions. Ten (10) days following the filing of the Form 14F-1 as contemplated below, the Transferor will appoint the Transferee as a Director of the Company.

2.2

Resignations. On the Closing Date, the Transferor shall deliver to the Transferee a duly executed resignation from his offices as President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer. Concurrent with the appointment of the Transferee as a Director of the Company, the Transferor will resign as a Director of the Company.

2.3

Rule 14F-1. The parties acknowledge that the transfer of the Shares and the appointment of the Transferee is being made pursuant to an understanding that will result in persons being appointed as directors, otherwise than at a meeting of securityholders, that will constitute a majority of the directors of the Company. Accordingly, the appointment of the Transferee as a Director of the Company will not be effective until ten (10) days following the filing of the form required by Rule 14F-1 of the Securities Exchange Act of 1934.

3.	REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR

     The Transferor hereby makes the following representations and warranties to the Transferee as of the date hereof and immediately prior to the Closing Date:

3.1

Authority of the Transferor Relative to this Agreement. The Transferor has the power and authority to execute and deliver this Agreement and to transfer the Shares to the Transferee, subject to applicable securities laws and regulations. This Agreement has been duly and validly executed and delivered by the Transferor and constitutes a valid and binding agreement, enforceable against the Transferor in accordance with its terms.

3.2

Title to the Shares. The Transferor has good title to the Shares, free and clear of any liens, charges and encumbrances, and upon delivery of the Shares to the Transferee at Closing good and valid title to the Shares will pass to the Transferee, free and clear of any liens, charges and encumbrances. There are no voting trust agreements, stockholders agreements, proxies or other contracts, including any contracts restricting or otherwise relating to voting, dividend rights or disposition of the Shares.

3.3

No Prior Agreements. No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to purchase or otherwise acquire any of the Shares.

3.4	Finders’ Fees. There are no brokerage, finder's or similar fees paid or payable by the Transferor or on his behalf in connection with the transactions contemplated herein.

3.5	Consents and Approvals Applicable to Transferor. No consents or approvals of any third party are necessary in order to permit the sale of the Shares to the Transferee.

4.	TRANSFEREE’S REPRESENTATIONS AND WARRANTIES

4.1	Eligibility. The Transferee represents that he is eligible to, and is not disqualified from, acting as a Director and Officer of the Company.

4.2

The Transferee acknowledges and agrees that the Shares are restricted securities, as contemplated under the United States Securities Act of 1933 which have been issued without registration and that all certificates representing the shares will be endorsed with the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION”.

4.3

The Transferee is acquiring the Shares for his own account for investment purposes, with no present intention of dividing his interest with others or reselling or otherwise disposing of any or all of the Shares.

4.4

The Transferee does not intend any sale of the Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance.

4.5	The Transferee has no present or contemplated agreement providing for the sale or other disposition of the Shares.

4.6	The Transferee is not aware of any circumstance presently in existence which is likely in the future to prompt a sale or other disposition of the Shares.

4.7	The Transferee possesses the financial and business experience to make an informed decision to acquire the Shares.

4.8	The Transferee has had access to all information relating to the Company and its business operations which would be necessary to make an informed decision to purchase the Shares.

4.9	The Transferee is an accredited investor as defined in Canadian National Instrument 45-106 as adopted by the British Columbia Securities Commission.

5.	MISCELLANEOUS

5.1	Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

5.2

Electronic Means. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

5.3

Further Assurances. As and so often as Transferee or the Company may require, the Transferor will, at his expense, execute and deliver to the Transferee or the Company, as requested, all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as in the opinion of the Company or its counsel are necessary or advisable to give full effect to the provisions and intent of this Agreement.

5.4	Proper Law. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada.

5.5	Time of Essence. Time is of the essence of this Agreement.

5.6

Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior contracts, agreements and understandings between the parties. There are no representations warranties, collateral agreements or conditions affecting this transaction other than as are expressed or referred to herein in writing.

6.	INDEPENDENT LEGAL ADVICE

6.1

Separate Counsel. The Transferor and the Transferee acknowledge that this Agreement has been prepared by O’Neill Law Group PLLC acting on behalf of the Company only and that they have been advised to obtain independent legal advice.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SIGNED by MARC BRANSON in the	)
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SIGNED by JOHN VELTHEER in the	)
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